JoEllen Plaskett

Attorney at Law

8652 Fensmuir Street

San Diego CA 92123

Joellen4law@hotmail.com

Tel: 858-717-3600

June 22, 2018

Kate McHale

Counsel, Office of Manufacturing & Construction

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

Baja Custom Design, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed on June 5, 2018

File No. 000-55930

Dear Ms. McHale:

In response to your letter dated June 15, 2018, we reply below.

Per your comment number 1, we have amended Item 2, Financial Information, to include a discussion of the results of the quarters ended March 31, 2018 and 2017. This can be found on pages 8 and 9 of our amended filing.

Per your comment number 2, we have added discussions of shell status in four places: Paragraph 1 on page 2; the last Risk Factor which appears on pages 7 and 8; Item 9 (a) Market Price which appears on pages 12 and 13; and Item 9 (b) Holders which appears on page 13.

Please feel free to call should you have any questions.

Very truly yours,

/s/ JoEllen Plaskett

JoEllen Plaskett

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